UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for

January 2014 Up 9.1% Year over Year

Mexico City, February 6, 2014 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced that total passenger traffic for January 2014 increased by 9.1% when compared to January 2013.

This announcement reflects comparisons between January 1 through January 31, 2014 and 2013. Transit and general aviation passengers are excluded.

Domestic
Airport	January 2013	January 2014	% Change
Cancún	358,237	386,276	7.8
Cozumel	8,388	5,924	(29.4)
Huatulco	32,912	32,845	(0.2)
Mérida	88,485	107,060	21.0
Minatitlán	10,675	16,561	55.1
Oaxaca	34,926	37,131	6.3
Tapachula	12,127	13,647	12.5
Veracruz	67,369	75,231	11.7
Villahermosa	71,304	80,527	12.9
Total Domestic	684,423	755,202	10.3

International
Airport	January 2013	January 2014	% Change
Cancún	1,049,289	1,129,573	7.7
Cozumel	32,288	42,791	32.5
Huatulco	19,654	20,997	6.8
Mérida	9,915	10,638	7.3
Minatitlán	547	714	30.5
Oaxaca	5,434	6,367	17.2
Tapachula	797	1,264	58.6
Veracruz	8,123	7,365	(9.3)
Villahermosa	4,427	5,163	16.6
Total International	1,130,474	1,224,872	8.4

Total
Airport	January 2013	January 2014	% Change
Cancún	1,407,526	1,515,849	7.7
Cozumel	40,676	48,715	19.8
Huatulco	52,566	53,842	2.4
Mérida	98,400	117,698	19.6
Minatitlán	11,222	17,275	53.9
Oaxaca	40,360	43,498	7.8
Tapachula	12,924	14,911	15.4
Veracruz	75,492	82,596	9.4
Villahermosa	75,731	85,690	13.2
ASUR Total	1,814,897	1,980,074	9.1

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico.. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: February 6, 2014